UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K
ANNUAL REPORT
Pursuant to Section 15(d) of the
Securities Exchange Act of 1934

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number: 1-6747
THE GORMAN-RUPP COMPANY 401(k) PLAN
(Full title of the plan)

The Gorman-Rupp Company	600 South Airport Road	Mansfield, Ohio 44903

(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)
***********
The Exhibit Index is located on Page 16

REQUIRED INFORMATION
Audited plan financial statements and schedules prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended, are filed herewith in lieu of the requirements of audited statements of financial condition and audited statements of income and changes in plan equity.
Financial Statements and Exhibits
A)	The following financial statements and schedules (including the report of Ernst & Young LLP) are filed as part of this annual report:
1)	Statements of Net Assets Available for Benefits-
December 31, 2009 and 2008

2)	Statement of Changes in Net Assets Available for
Benefits-Year ended December 31, 2009

3)	Schedule of Assets (Held at End of Year)

4)	Schedule of Reportable Transactions
B)	The following exhibit is filed as part of this annual report:
(23)	Consent of Independent Registered Public Accounting Firm

Audited Financial Statements and Supplemental Schedules
The Gorman-Rupp Company 401(k) Plan
December 31, 2009 and 2008, and Year Ended
December 31, 2009 With Report of Independent
Registered Public Accounting Firm

The Gorman-Rupp Company 401(k) Plan
Audited Financial Statements and Supplemental Schedules
December 31, 2009 and 2008, and Year Ended December 31, 2009

Report of Independent Registered Public Accounting Firm
The Board of Directors
The Gorman-Rupp Company
We have audited the accompanying statements of net assets available for benefits of The Gorman-Rupp Company 401(k) Plan as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2009. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2009 and 2008, and the changes in its net assets available for benefits for the year ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2009, and reportable transactions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.
/s/ Ernst & Young LLP
Cleveland, Ohio
June 29, 2010

The Gorman-Rupp Company 401(k) Plan
Statements of Net Assets Available for Benefits

	December 31
	2009	2008
Assets
Net assets available for benefits, at fair value	$37,954,838	$34,459,684
Adjustment from fair value to contract value for fully benefit-responsive investment contract	$209,855	$586,578

Net assets available for benefits	$38,164,693	$35,046,262

See accompanying notes.

The Gorman-Rupp Company 401(k) Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2009

Additions
Investment income:
Net appreciation in fair value of investments	$2,539,357
Interest and dividends	796,864

3,336,221

Contributions
Participants	2,347,800
Employer	651,742
Rollovers	54,208

Total Contributions	3,053,750

Total Additions	6,389,971

Deductions
Benefits paid to participants	3,271,540

Net increase	3,118,431

Net assets available for benefits:
Beginning of year	35,046,262

End of year	$38,164,693

See accompanying notes.

1. Description of the Plan
The following description of The Gorman-Rupp Company 401(k) Plan (Plan) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions.
General
The Plan is a defined contribution plan covering substantially all employees of the Corporate, Mansfield and Industries Divisions of The Gorman-Rupp Company (Company and Plan Administrator) and Patterson Pump Company, a subsidiary of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).
Contributions
Each year, participants may contribute up to 40% of pretax annual compensation (15% for highly compensated employees), as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Effective January 1, 2008, the Company contributes 40% of the first 4% of compensation that a participant contributes to the Plan provided such participant was hired prior to January 1, 2008. For employees hired after January 1, 2008, the Company contributes 50% of the first 6% of compensation that a participant contributes to the Plan. The Company also contributes a percentage of the employee’s income based on the age of the employee and the years of service with the Company for employees hired on or after January 1, 2008.
Upon enrollment, a participant may direct employee contributions in whole increments to any of the investment fund options offered by the Plan. Employees may elect to transfer all or a portion (in 1% increments) of their account balance to any fund offered in the Plan (including the employer contributions which are invested in the Gorman-Rupp Stock Fund), based on the value of their account on the immediately preceding valuation date.
Participant Accounts
Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s contributions and (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.
Vesting
Participants are immediately vested in their contributions plus actual earnings thereon. Participants are also fully vested in the Company matching contribution portion of their accounts plus actual earnings thereon. Vesting in the Company age and service contribution is based on years of continuous service; a participant is 100% vested after three years of service.

1. Description of the Plan (continued)
Forfeitures
Upon termination of employment, participants forfeit their nonvested balances. If a participant is rehired within a five-year period, the forfeited contributions are reinstated. Forfeited balances of terminated participant’s nonvested accounts are used to reduce future Company contributions. Unallocated forfeitures balances as of December 31, 2009 and 2008, were $9,173 and $166, respectively.
Participant Loans
Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. The term of the loan shall not exceed 5 years, or 20 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at the prime rate, as quoted in The Wall Street Journal. Principal and interest are paid ratably through payroll deductions.
Payment of Benefits
Upon retirement or termination of employment, a participant may receive a lump-sum amount equal to the vested value of his or her account. A lump-sum payment is required at a participant’s death.
Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event the Plan terminates, participants will become 100% vested in their accounts.
2. Summary of Significant Accounting Policies
New Accounting Pronouncements
In April 2009, the Financial Accounting Standards Board (FASB) issued FASB Staff Position (FSP) 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly (FSP 157-4). FSP 157-4 amended FASB Statement No. 157 (codified as Accounting Standards Codification (ASC) 820) to provide additional guidance on estimating fair value when the volume and level of activity for an asset or liability have significantly decreased in relation to its normal market activity. FSP 157-4 also provided additional guidance on circumstances that may indicate that a transaction is not orderly and on defining major categories of debt and equity securities to comply with the disclosure requirements of ASC 820. The Plan adopted the guidance in FSP 157-4 for the reporting period ended December 31, 2009. Adoption of FSP 157-4 did not have a material effect on the Plan’s net assets available for benefits or its changes in net assets available for benefits.

2. Summary of Significant Accounting Policies (continued)
In May 2009, the FASB issued FASB Statement No. 165, Subsequent Events, which was codified into ASC 855, Subsequent Events, to provide general standards of accounting for and disclosure of events that occur after the balance sheet date, but before financial statements are issued or are available to be issued. ASC 855 was amended in February 2010. The Plan has adopted ASC 855, as amended.
In September 2009, the FASB issued Accounting Standards Update 2009-12, Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent) (ASU 2009-12). ASU 2009-12 amended ASC 820 to allow entities to use net asset value (NAV) per share (or its equivalent), as a practical expedient, to measure fair value when the investment does not have a readily determinable fair value and the net asset value is calculated in a manner consistent with investment company accounting. The Plan adopted the guidance in ASU 2009-12 for the reporting period ended December 31, 2009 and has utilized the practical expedient to measure the fair value of investments within the scope of this guidance based on the investment’s NAV. In addition, as a result of adopting ASU 2009-12, the Plan has provided additional disclosures regarding the nature and risks of investments within the scope of this guidance. Refer to Note 4 for these disclosures. Adoption of ASU 2009-12 did not have a material effect on the Plan’s net assets available for benefits or its changes in net assets available for benefits.
In January 2010, the FASB issued Accounting Standards Update (ASU) 2010-06, Improving Disclosures about Fair Value Measurement (ASU 2010-06). ASU 2010-06 amended ASC 820 to clarify certain existing fair value disclosures and require a number of additional disclosures. The guidance in ASU 2010-06 clarified that disclosures should be presented separately for each “class” of assets and liabilities measured at fair value and provided guidance on how to determine the appropriate classes of assets and liabilities to be presented. ASU 2010-06 also clarified the requirement for entities to disclose information about both the valuation techniques and inputs used in estimating Level 2 and Level 3 fair value measurements. In addition, ASU 2010-06 introduced new requirements to disclose the amounts (on a gross basis) and reasons for any significant transfers between Levels 1, 2, and 3 of the fair value hierarchy and present information regarding the purchases, sales, issuances, and settlements of Level 3 assets and liabilities on a gross basis. With the exception of the requirement to present changes in Level 3 measurements on a gross basis, which is delayed until 2011, the guidance in ASU 2010-06 becomes effective for reporting periods beginning after December 15, 2009. Plan management is currently evaluating the effect that the provisions of ASU 2010-06 will have on the Plan’s financial statements.
Basis of Accounting
The financial statements have been prepared on the accrual basis of accounting.
Investment Valuation and Income Recognition
The Plan’s investments are stated at fair value. The shares of registered investment companies are valued at quoted market prices which represent the net asset values of shares held by the Plan at year-end. The Company stock is valued at its quoted market price as of the last business day of the Plan’s year. The participant loans are valued at their outstanding balances, which approximate fair value.

2. Summary of Significant Accounting Policies (continued)
In accordance with ASC 820, Fair Value Measurements and Disclosures (formerly FASB Statement No. 157), assets and liabilities measured at fair value are categorized into the following fair value hierarchy:
Level 1 – Fair value is based on unadjusted quoted prices for identical assets or liabilities in an active market that the Plan has the ability to access at the measurement date.
Level 2 – Fair value is based on quoted prices in markets that are not active, quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability. Level 2 inputs include the following:
•	Quoted prices for similar assets or liabilities in active markets

•	Quoted prices for identical or similar assets or liabilities in inactive markets

•	Observable inputs other than quoted prices that are used in the valuation of the asset or liabilities (e.g., interest rate and yield curve quotes at commonly quoted intervals)

•	Inputs that are derived from or corroborated by observable market data by correlation or other means
Level 3 – Fair value is based on prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable. These inputs reflect management’s judgment about the assumptions that a market participant would use in pricing the investment and are based on the best available information, some of which may be internally developed.
Purchase and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
The New York Life Insurance Anchor Account I (NYL Anchor) comprises 100% of The Gorman-Rupp Stable Value Fund. The NYL Anchor is a pooled separate account made available to participating plans through a group annuity contract offered to the plans’ trustee. The group annuity contract is an investment contract that is benefit-responsive. The investment contract is recorded at fair value (see Note 4); however, since the contract is benefit-responsive, an adjustment is reflected in the statements of net assets available for benefits to present the investment at contract value. Contract value is the relevant measurement attributable to benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value of the benefit-responsive investment contract represents contributions and reinvested income, less any withdrawals plus accrued interest.

2. Summary of Significant Accounting Policies (continued)
Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. However, withdrawals influenced by Company-initiated events, such as in connection with the sale of a business, may result in a distribution at other than contract value.
The contract value of the investment contracts at December 31, 2009 and 2008, was $4,371,983 and $4,370,921, respectively. There are no reserves against contract values for credit risk of contract issuer or otherwise.
The fair value of the investment contract at December 31, 2009 and 2008, was $4,162,128 and $3,784,343, respectively. The net average yield was approximately 2.82% and 4.60% in 2009 and 2008, respectively. The crediting interest rate for these investment contracts is reset daily by the issuer, but cannot be less than zero and was approximately 3.18% and 4.48% at December 31, 2009 and 2008, respectively.
Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes and supplemental schedules. Actual results could differ from those estimates.
3. Investments
During 2009, the Plan’s investments (including investments purchased, sold, as well as held during the year) appreciated (depreciated) in fair value as follows:

Net
Appreciation
(Depreciation)
in Fair Value
of Investments

Common stock	$(1,477,387)
Shares of registered investment companies	3,640,021
Pooled separate account	376,723

$2,539,357

3. Investments (continued)
The fair value of individual investments that represent 5% or more of the Plan’s net assets is as follows:

	2009	2008
The Gorman-Rupp Company common stock	$12,825,502	$14,352,624
NYL Insurance Anchor Account 1	4,162,128	3,784,343
4. Fair Value Measurement
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3).
The level in the fair value hierarchy within which the fair value measurement is classified is determined based on the lowest level input that is significant to the fair value measure in its entirety.
The following is a description of the valuation methodologies used for major categories of assets measured at fair value by the Plan.

4. Fair Value Measurement (continued)
Fair value for Level 1 is based upon quoted market prices of common stock, money market and mutual funds. Fair value for Level 2 is based on the unit values of the pooled separate account, which is not traded in an active market. Unit values are determined by dividing the net asset value (NAV) by the total units held by the plan at year-end. The funds’ composition is mainly corroborated by various sources including market participant dealers and brokers. Fair value for Level 3 is based on amortized costs, which approximate fair value of the participant loans.

	Assets at Fair Value as of December 31, 2009
	Level 1	Level 2	Level 3	Total
The Gorman-Rupp Company common stock	$12,825,502	$—	$—	$12,825,502
Mutual funds:
U.S. equities	12,017,039	—	—	12,017,039
International equities	2,566,218	—	—	2,566,218
Fixed income	5,384,660	—	—	5,384,660
Money market fund	2,175	—	—	2,175
Pooled separate account (1)	—	4,162,128	—	4,162,128
Participant loans	—	—	997,116	997,116

Total assets at fair value	$32,795,594	$4,162,128	$997,116	$37,954,838

	Assets at Fair Value as of December 31, 2008
	Level 1	Level 2	Level 3	Total
The Gorman-Rupp Company common stock	$14,352,624	$—	$—	$14,352,624
Mutual funds:
U.S. equities	9,004,804	—	—	9,004,804
International equities	1,792,803	—	—	1,792,803
Fixed income	4,716,624	—	—	4,716,624
Pooled separate account (1)	—	3,784,343	—	3,784,343
Participant loans	—	—	808,486	808,486

Total assets at fair value	$29,866,855	$3,784,343	$808,486	$34,459,684

(1)	These pooled funds seek a high level of income, primarily investing in fixed – income investments.

4. Fair Value Measurement (continued)
The table below sets forth a summary of changes in the fair value of the Plan’s Level 3 assets for the year ended December 31, 2009.

Participant
Loans

Balance, beginning of year	$808,486
Realized and unrealized gains/(losses)	—
Purchases, sales, issuances, and settlements (net)	188,630
Transfers in and/or out of Level 3	—

Balance, end of year	$997,116

5. Administrative Costs
Fees for legal, accounting, and other services rendered to the Plan are paid by the Company.
6. Concentrations of Credit Risk
The Plan has investments in The Gorman-Rupp Company common stock of $12,825,502 or 33.6% of net assets as of December 31, 2009. The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of the investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.
7. Income Tax Status
The Plan has received a determination letter from the Internal Revenue Service dated May 14, 2004, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (Code) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

8. Reconciliation of Financial Statements to the Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2009 and 2008, to the Form 5500:

	December 31
	2009	2008

Net assets available for benefits per the financial statements	$38,164,693	$35,046,262
Adjustments from fair value to contract value for fully benefit-responsive investment contract	(209,855)	(586,578)

Net assets available for benefits per Form 5500	$37,954,838	$34,459,684

The following is a reconciliation of net gain from investments:

Net investment gain from investments as reported in the financial statements	$3,336,221
Adjustments from fair value to contract value for fully benefit-responsive investment contract	376,723

Net gain from investments per Form 5500	$3,712,944

The Gorman-Rupp Company 401(k) Plan
EIN# 34-0253990 Plan #005
Schedule H, Line 4i – Schedule of Assets
(Held at End of Year)
December 31, 2009

	Description of Investment
	Including Maturity
Identity of Issuer, Borrower,	Date, Rate of Interest,	Current
Lessor, or Similar Party	Par, or Maturity Value	Value

The Gorman-Rupp Company Common Stock*	464,019.610 shares	$12,825,502
NYL Insurance Achor Account 1		4,162,128
Mainstay Money Market Fund A	2,174.790 shares	2,175
American Cap World Bond R3	28,336.746 shares	567,869
Fid Advisor Infat Prot Bond A	95,420.806 shares	1,065,851
MainStay High Yield Corp Bond A	64,405.688 shares	363,892
PIMCO Total Return Fund (A)	84,630.086 shares	914,005
Templeton Global Bond Fund Adv	7,152.192 shares	90,761
BlackRock LifePath Retire Fund I	77,997.305 shares	842,371
BlackRock LifePath 2020 Fund I	125,927.765 shares	1,841,064
BlackRock LifePath 2030 Fund I	64,942.297 shares	864,382
BlackRock LifePath 2040 Fund I	27,144.594 shares	435,399
American Wash Mutual Inv Fund R3	35,429.079 shares	868,367
Fid Advisor Real Estate Fund A	14,358.023 shares	184,931
Franklin Income Fund A	806,068.713 shares	1,668,562
Lord Abbet Affiliated Fund A	5,580.956 shares	57,037
Franklin Mutual Shares Class A	37,445.939 shares	713,720
T Rowe Price Capital Appreciation Fund	14,317.407 shares	260,004
Aim Gold & Prec Metals Inv	318.845 shares	2,567
American Cap Income Builder R4	1,192.875 shares	57,127
Columbia Small Cap Val Fund A	10,625.042 shares	383,458
Davis New York Venture Fund (A)	20,491.088 shares	634,814
Fid Advisor Leveraged Co Stk A	26,270.262 shares	728,474
Fid Advisor New Insights A	32,996.126 shares	568,853
Fid Advisor Small Cap Fund A	39,170.889 shares	864,502
Fid Advisor Value Strategies A	15,259.231 shares	302,896
Lord Abbett Mid Cap Value A	24,210.830 shares	318,130
Lord Abbett Small Cap Blend A	27,005.872 shares	361,609
Oppenheimer Value Fund A	66,984.722 shares	1,284,097
Royce Value Fund (Serv)	33,586.910 shares	340,235
RS Partners Fund	11,331.510 shares	293,033
T Rowe Price New Era Fund	12,002.964 shares	523,689
American EuroPacific Growth R3	24,761.673 shares	933,020
Fid Advisor Diversified Intl A	31,887.555 shares	472,574
Fid Advisor Intl Sm Cap Opp A	24,877.775 shares	211,710
Oppenheimer Global Fund (A)	8,793.167 shares	466,126
Templeton Foreign Fund	73,708.063 shares	482,788
Loan Fund*	At interest rates ranging from 3.25% to 8.25% with maturity date through 2016	997,116

		$37,954,838

*	Indicates party in interest to the Plan

The Gorman-Rupp Company 401(k) Plan
EIN#34-0253990 Plan#005
Schedule H, Line 4j – Schedule of Reportable Transactions
Year Ended December 31, 2009

Current
Value of
Asset on
Identity of	Description	Purchase	Selling	Cost of	Transaction	Net
Party Involved	of Asset	Price	Price	Asset	Date	Gain

There were no category (i), (ii), (iii), or (iv) reportable transactions during the year ended December 31, 2009

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE GORMAN-RUPP COMPANY 401(k) PLAN
	By:	The Gorman-Rupp Company, as Plan Administrator

Date: June 29, 2010	By:	/s/ Jeffrey S. Gorman
Jeffrey S. Gorman, Committee Member

Date: June 29, 2010	By:	/s/ Wayne L. Knabel
Wayne L. Knabel, Committee Member

Date: June 29, 2010	By:	/s/ David P. Emmens
David P. Emmens, Committee Member

Date: June 29, 2010	By:	/s/ Lee A. Wilkins
Lee A. Wilkins, Committee Member

Date: June 29, 2010	By:	/s/ Ronald D. Pittenger
Ronald D. Pittenger, Committee Member

EXHIBIT INDEX

Exhibit		Pagination by Sequential
Number	Description	Numbering System

23	Consent of Independent Registered Public Accounting Firm	16